K&L|GATES

K&L Gates LLP
1601 K Street NW
Washington, DC 20006-1600

T 202.778.9000 www.klgates.com

40-33

Jeffrey B. Maletta
D 202.778.9062
F 202.778.9100
jeffrey.maletta@klgates.com

July 16, 2010

By Hand Delivery

Public Filing Room
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Eaton Vance Municipals Trust (File No. 811-04409)
Filing Pursuant to Section 33 of the Investment Company Act of 1940

Ladies and Gentlemen:

Enclosed for filing pursuant to Section 33 of the Investment Company Act of 1940 please find a copy of the Amended Complaint filed in the United States District Court for the District of Massachusetts in the matter encaptioned:

- *Jeffrey Wiener, derivatively on behalf of Eaton Vance Municipals Trust, v. Eaton Vance Distributors, Inc., Benjamin C. Esty, Allen R. Freedman, William H. Park, Ronald A. Pearlman, Helen Frame Peters, Heidi L. Steiger, Lynn A. Stout, Ralph F. Verni, and Thomas Faust,* No. 1:10-cv-10515-DPW.

Please do not hesitate to contact me if you have any questions concerning this matter.

Sincerely,

Jeffrey B. Maletta

Enclosure

UNITED STATES DISTRICT COURT
DISTRICT OF MASSACHUSETTS

JEFFREY WIENER, derivatively on behalf of EATON VANCE MUNICIPALS TRUST, Plaintiff, v. EATON VANCE DISTRIBUTORS, INC., BENJAMIN C. ESTY, ALLEN R. FREEDMAN, WILLIAM H. PARK, RONALD A. PEARLMAN, HELEN FRAME PETERS, HEIDI L. STEIGER, LYNN A. STOUT, RALPH F. VERNI, and THOMAS FAUST, Defendants, and EATON VANCE MUNICIPALS TRUST, Nominal Defendant.	Civil Action No.: 10-10515-DPW **JURY TRIAL DEMANDED**

AMENDED COMPLAINT AND DEMAND FOR JURY TRIAL

1. Plaintiff, through his attorneys, derivatively on behalf of Eaton Vance Municipals Trust ("the Trust"), makes the following allegations for his Amended Complaint. The allegations are based upon personal knowledge as to plaintiff and his own acts. As to other matters, the allegations are made upon information and belief based on an investigation conducted by plaintiff's attorneys, including a review of the Trust's regulatory filings.

NATURE OF THE ACTION

2. This is a shareholder derivative action. It is brought on behalf of the Trust, a Massachusetts business trust registered with the SEC as an investment company (mutual fund). The action seeks to void certain contractual obligations by which Trust assets are being used to pay "asset-based compensation" to broker-dealer firms holding Trust shares in brokerage

accounts. For 70 years, since the inception of the Investment Advisers Act of 1940 ("Advisers Act"), it has been understood that broker-dealer firms cannot lawfully receive asset-based compensation in connection with brokerage accounts. To receive any form of compensation other than transactional commissions, a broker-dealer firm must register as an investment adviser pursuant to the Advisers Act, and provide the investor with an "advisory account" -- *i.e.* an account that is subject to the enhanced investor protections of the Advisers Act -- rather than a "brokerage account."

3. However, beginning in the 1990's, the SEC, using what it believed to be its statutory authority to create public-interest exceptions to the Advisers Act, excluded broker-dealers from the statutory bar against receiving asset-based compensation. Taking advantage of the more permissive regulatory environment, mutual fund companies, including Eaton Vance, began to use asset-based compensation, rather than transactional commissions, to pay broker-dealers with respect to mutual fund shares held in customer accounts.

4. Three years ago, in *Financial Planning Association v. SEC,* 482 F.3d 481 (D.C. Cir. 2007), the D.C. Circuit ruled that the SEC had exceeded its authority and vacated the exclusion, reinstating the statutory bar against asset-based compensation in connection with brokerage accounts as of October 1, 2007. The Trust has nevertheless continued to use Trust assets to pay asset-based compensation to broker-dealer firms in connection with Trust shares held in brokerage accounts. The Trust's practices violate its duties under the Investment Company Act of 1940 (ICA) (a) to use Trust assets for proper purposes only, (b) to avert securities law violations by service providers to the Trust, and (c) to act as a fiduciary in the interest of shareholders harmed by the unlawful payments. Plaintiff made a shareholder demand

by letter dated September 17, 2009, asking the Board to take corrective action, which the Board denied by letter dated February 8, 2010. On March 26, 2010, plaintiff filed this action.

5. This lawsuit asserts a claim for contract voiding under Section 47(b) of the ICA, which provides that a court may void the unlawful portion of a contract whose performance would cause a violation of any provision of the ICA (or any rule, regulation, or order thereunder) and order restitution. This federal-question claim is asserted solely against Eaton Vance Distributors, Inc. ("Eaton Vance Distributors"), a broker-dealer with which the Trust has a master Distribution Agreement providing for the payments at issue. Eaton Vance Distributors disburses the payments to retail broker-dealer firms holding Trust shares in brokerage accounts. Plaintiff also alleges a state-law claim for contract voiding and restitution against Eaton Vance Distributors, raising the same federal questions under the ICA and the Advisers Act. In addition, on behalf of the Trust, plaintiff asserts state-law claims for injunctive relief and damages against the Trustees, arising from their ongoing failure to perform their duty to reform the payment provision of the Distribution Agreement to comply with statutory law, and their breaches of duty in directly approving the unlawful payments and waste of Trust assets. This lawsuit is properly being pursued on a derivative basis, and the Trustees' "business judgment" cannot justify ongoing violation of the securities laws, which is *ultra vires* conduct.

JURISDICTION AND VENUE

6. This Court has federal question subject matter jurisdiction over all claims asserted herein pursuant to 15 U.S.C. § 80a-43, and 28 U.S.C. § 1331 and § 1337, because each claim involves issues arising under the ICA and the rules and regulations thereunder, and this Court has supplemental jurisdiction pursuant to 28 U.S.C. § 1367(a). This action is not a collusive one to confer jurisdiction that the Court would otherwise lack.

7. This Court has personal jurisdiction over each of the defendants because the Trust's principal place of business is located within this District and all of the defendants have conducted business in this District, including business relating to the claims being asserted herein on behalf of the Trust.

8. Venue is proper in this Court pursuant to 28 U.S.C. § 1391(b)(2) and 15 U.S.C. § 80a-43 because the Trust maintains its headquarters within this District and because many of the acts complained of herein occurred in this District.

THE PARTIES

9. Plaintiff, Jeffrey Wiener, is a resident of Florida. Plaintiff is invested in Class C shares of the Eaton Vance National Municipal Income Fund, a series of the Trust, and is therefore a shareholder in the Trust. (Prior to December 1, 2009, the series was named Eaton Vance National Municipals Fund.) Plaintiff has been a shareholder in the Trust continuously since May 17, 2007. Plaintiff's shares are held in a brokerage account at Robert W. Baird & Co. Incorporated.

10. Nominal defendant, the Trust, is a Massachusetts business trust. The Trust maintains its principal place of business at Two International Place, Boston, MA 02110. The Trust is classified under the ICA as a series-type open-end management investment company, and issues shares in twenty-five series, or portfolios. The series are divided into different share classes. The Trust holds net assets of approximately $9.8 billion.

11. Defendant Benjamin C. Esty is a current trustee of the Trust. He has served since 2005, and has been classified by the Trust as an independent board member for purposes of the ICA.

12. Defendant Allen R. Freedman is a current trustee of the Trust. He has served since 2007, and has been classified by the Trust as an independent board member for purposes of the ICA.

13. Defendant William H. Park is a current trustee of the Trust. He has served since 2003, and has been classified by the Trust as an independent board member for purposes of the ICA.

14. Defendant Ronald A. Pearlman is a current trustee of the Trust. He has served since 2003, and has been classified by the Trust as an independent board member for purposes of the ICA.

15. Defendant Helen Frame Peters is a current trustee of the Trust. She has served since 2008, and has been classified by the Trust as an independent board member for purposes of the ICA.

16. Defendant Heidi L. Steiger is a current trustee of the Trust. She has served since 2007, and has been classified by the Trust as an independent board member for purposes of the ICA.

17. Defendant Ralph F. Verni is a current trustee of the Trust. He has served since 2005, and has been classified by the Trust as an independent board member for purposes of the ICA. He has served as Chairman of the Board of Trustees since 2007.

18. Defendant Thomas E. Faust Jr. is a current trustee of the Trust. He has served since 2007, and has been classified by the Trust as an interested board member for purposes of the ICA. The defendants referenced in ¶¶ 11-18 are referred to collectively herein as the "Trustee Defendants."

19. Defendant Eaton Vance Distributors, Inc. ("Eaton Vance Distributors") is a Massachusetts corporation with its principal place of business at Two International Place, Boston, MA 02110. Eaton Vance Distributors is a wholly owned subsidiary of Eaton Vance Corporation (NYSE: EV). Eaton Vance Distributors acts as the principal underwriter/distributor for shares in the Trust. Eaton Vance Distributors is a broker-dealer member of the Financial Industry Regulatory Authority (FINRA), formerly known as NASD. Pursuant to the Distribution Agreement with the Trust, Eaton Vance Distributors enters into selling agreements with retail broker-dealers, which act in an agency capacity for Eaton Vance Distributors and the Trust in the distribution of shares of the Trust to members of the public.

STATUTORY AND REGULATORY BACKGROUND

Broker-Dealers Are Prohibited From Receiving Asset-Based Compensation With Respect to Brokerage Accounts

20. The Advisers Act mandates certain disclosure, liability, record-keeping, and conflict-management requirements to protect the clients of professional investment advisers. An "investment adviser" is defined as "any person who, for compensation, engages in the business of advising others. . . as to the value of securities or as to the advisability of investing in, purchasing, or selling securities[.]" *See* Section 202(a)(11), 15 U.S.C. § 80b-2(a)(11).

21. Broker-dealer firms advising retail customers[1] -- which include all of the broker-dealer firms that have selling agreements with Eaton Vance Distributors -- are "engage[d] in the business of advising others. . . as to the value of securities or as to the advisability of investing in, purchasing, or selling securities[.]" Each firm makes securities recommendations, conducts

[1] Broker-dealer firms are regulated by the Securities Exchange Act of 1934 ("Exchange Act"), which defines a "broker" as "any person engaged in the business of effecting transactions in securities for the account of others" and a "dealer" as "any person engaged in the business of buying and selling securities for such person's own account through a broker or otherwise." 15 U.S.C. §§ 78c(a)(4)(A), (5)(A). A firm acting as a broker is commonly referred to as a "brokerage firm" or a "broker-dealer" firm.

suitability reviews, and otherwise provides investment advice to its customers (who are also Trust shareholders).[2]

22. Moreover, each of the broker-dealer firms that has a selling agreement with Eaton Vance Distributors is receiving "compensation." The term "compensation" is not defined by the Advisers Act, but the SEC has always given it a broad meaning to include any economic benefit in connection with offering a customer account, regardless of the label on the fee, the form of the fee, or the source of the fee. The "compensation element is satisfied by the receipt of any economic benefit, whether in the form of an advisory fee or some other fee relating to the total services rendered, commissions, or some combination of the foregoing. . . It is not necessary that an adviser's compensation be paid directly by the person receiving investment advisory services, but only that the investment adviser receive compensation from some source for his services." SEC Release No. IA-1092, 1987 SEC LEXIS 3487 (October 8, 1987) at *14-*15.

23. Accordingly, every broker-dealer firm in the nation that offers full-service brokerage accounts ("execution-only" accounts are not at issue here), including every broker-dealer firm that has a selling agreement with Eaton Vance Distributors, is an "investment adviser" subject to the Advisers Act, unless a statutory exclusion applies.

24. Every broker-dealer firm that has a selling agreement with Eaton Vance Distributors is required to register as an "investment adviser," thereby becoming a "dual registrant" (*i.e.* registered as both a broker-dealer and an investment adviser), and to provide customers with "advisory accounts" subject to both the Exchange Act and the Advisers Act, rather than brokerage accounts -- unless a statutory exclusion applies.

[2] A broker-dealer may provide an "execution-only" account (such as an Internet-based trading account) that excludes any investment advice, but the Trust is not selling shares through such accounts.

25. The difference between a "brokerage account" and an "advisory account" is highly significant. Many broker-dealers avoid becoming dual registrants, or do not provide advisory accounts even if they become dual registrants, because the fiduciary standard of care required under the Advisers Act is higher than the "salesman" standard applicable to brokerage accounts under the Exchange Act and FINRA rules.[3] Meanwhile, few investors are aware that there are two kinds of accounts with different standards of care and different rules for disclosure of conflicts.

26. A broker-dealer that serves retail customers but wishes not to comply with the enhanced investor protections of the Advisers Act must qualify for a statutory exclusion from the definition of investment adviser.

27. One such statutory exclusion, known as the "Broker-Dealer Exclusion," excludes from the definition of investment adviser "any broker or dealer whose performance of such services [advice] is solely incidental to the conduct of his business as a broker or dealer and who receives no special compensation therefor." 15 U.S.C. § 80b-2(11)(C).

28. The terms "solely incidental" and "special compensation" as used in the Broker-Dealer Exclusion are not defined in the statute, but the SEC and the courts have given the terms consistent meanings, based on what Congress intended in 1940.

29. The Broker-Dealer Exclusion "amounts to a recognition that brokers and dealers commonly give a certain amount of advice to their customers in the course of their regular

[3] A 204-page SEC-sponsored report, published on January 8, 2008, authored by the RAND Corporation, titled "Investor and Industry Perspectives on Investment Advisers and Broker-Dealers" (available at www.sec.gov/news/press/2008/2008-1.htm) ("RAND Report"), contains an extensive comparison of the legal duties owed by broker-dealers versus investment advisers. The RAND Report observes that "unlike broker-dealers, federally registered investment advisers owe fiduciary obligations to their clients as a *categorical* matter. . . such obligations require the adviser to act solely with the client's investment goals and interests in mind, free from any direct or indirect conflicts of interest that would tempt the adviser to make recommendations that would also benefit him or her. . . ." Report at 13 (emphasis in original).

business and that it would be inappropriate to bring them within the scope of the [Advisers Act] merely because of this aspect of their business." *Opinion of the General Counsel Relating To Section 202(a)(11)(C) of the Investment Advisers Act of 1940*, Investment Advisers Act Release No. 2 (Oct. 28, 1940), 11 Fed. Reg. 10996 (Sept. 27, 1946).

30. The term "solely incidental" means "the advisory services rendered to an account are in connection with and reasonably related to the brokerage services provided to that account. This understanding is consistent with the legislative history of the Advisers Act, which indicates Congress' intent to exclude broker-dealers providing advice as part of traditional brokerage services." SEC Release No. IA-2340, 2005 SEC LEXIS 25 (January 6, 2005) at *70.

31. The term "special compensation" means any form of compensation other than transactional commissions. *See* S. Rep. No. 76-1775, 76th Cong., 3d Sess. 22 (1940) (Section 202(a)(11)(C) of the Advisers Act applies to broker-dealers "insofar as their advice is merely incidental to brokerage transactions for which they receive *only* brokerage commissions") (emphasis added).

32. Accordingly, to satisfy both prongs of the Broker-Dealer Exclusion: (a) the broker-dealer firm can provide advice only as part of an undivided package of services, and (b) in connection with that undivided package of services, the broker-dealer can receive compensation only in the form of transactional commissions.

33. Any broker-dealer that receives asset-based compensation in connection with Trust shares held in a brokerage account *cannot* qualify for the Broker-Dealer Exclusion, because asset-based compensation is not a transactional commission. Asset-based compensation is ongoing payments calculated on the value of assets held in an account, not a transactional payment calculated on the purchase or sale of securities.

34. Therefore, a broker-dealer receiving asset-based compensation in connection with an account does not qualify for the Broker-Dealer Exclusion with respect to that account. *See* SEC Release No. IA-2652, 2007 SEC LEXIS 2229 (Sept. 24, 2007) at *7 (proposal to codify a long-standing SEC interpretation that a broker-dealer "is an investment adviser solely with respect to those accounts for which it provides services or receives compensation that subject the broker-dealer to the Advisers Act.").

The Rise and Fall of SEC Rule 202(a)(11)-1, Permitting Broker-Dealers to Receive Asset-Based Compensation With Respect to Brokerage Accounts

35. Another statutory exclusion from the Advisers Act -- the "SEC Designates Exclusion" -- excludes "such other persons not within the intent of this paragraph, as the Commission may designate by rules and regulations or order" from the definition of investment adviser. *See* 15 U.S.C. § 80b-2(a)(11)(G).

36. In the 1990's, the SEC invoked the SEC Designates Exclusion to encourage broker-dealers to shift to asset-based compensation. With a roaring bull market increasing the value of customers' accounts, many in the broker-dealer industry wanted to receive asset-based compensation in connection with brokerage accounts without having to become dual registrants and offering advisory accounts. The SEC obliged through a series of "no-action" orders and temporary regulations, culminating with the promulgation of a new regulation -- SEC Rule 202(a)(11)-1, 17 C.F.R. § 275.202(a)(11)-1, which effectively eliminated the second prong of the Broker-Dealer Exclusion, *i.e.*, the bar against "special compensation." On policy grounds, the SEC took the position that asset-based compensation was merely a re-pricing of the same package of brokerage and advice services that broker-dealers had always provided, while eliminating the incentive to churn accounts for increased transactional commissions, relying in part on an SEC-sponsored study for these conclusions. *See generally* Report of the Committee

www.sec.gov/news/studies/bkrcomp.txt.[4]

37. The Final Rule promulgated by the SEC stated that a broker or dealer "will not be deemed to be an investment adviser based solely on its receipt of special compensation" if certain disclosure and other conditions were met, and that a broker or dealer "is an investment adviser solely with respect to those accounts for which it provides services or receives compensation that subject the broker or dealer to the Advisers Act." *See* 17 C.F.R. § 275.202(a)(11)-1(a)(1) and (c) (the "Rule").

38. Taking advantage of that trend, mutual fund companies, including Eaton Vance, began offering broker-dealers asset-based compensation in the 1990s. The mutual fund companies created share classes that reduced or eliminated transactional sales loads in favor of ongoing payments of asset-based compensation. The mutual fund industry was reacting to the SEC's encouragement to move away from transactional commissions, which in turn was based on the SEC's belief that it had the authority under the SEC Designates Exclusion to authorize broker-dealers holding customer shares in brokerage accounts to receive asset-based compensation, despite the fact that Congress had written the Broker-Dealer Exclusion, which specifically addressed the status and conduct of broker-dealers, not to provide such an exemption.

39. For instance, in a client newsletter published in 1999, the law firm of WilmerHale (then Wilmer, Cutler & Pickering), told its mutual fund company and broker-dealer clients that, while "[i]nvestment companies have used asset-based fees under rule 12b-1 plans as

[4] According to the Tully Report, "[t]he most important role of the [broker-dealer] registered representative is, after all, to provide investment counsel to individual clients, not to generate transaction revenues. The prevailing commission-based compensation system inevitably leads to conflicts of interest among the parties involved." *Id.* at 3.

compensation for brokerage services, especially for the sale of so-called 'B' and 'C' shares," and although this form of compensation could "involve special compensation," the SEC's "proposed rule 202(a)(11)-1 would provide a clean solution to any questions about the applicability of the term 'special compensation' by providing exemptions from the definitions of 'investment adviser' and 'special compensation' for asset-based compensation[.]"[5]

40. The Rule required broker-dealer firms, as a condition to their ability to receive "special compensation," to inform their customers, among other disclosures, that their "account is a brokerage account and not an advisory account," and that arrangements with "people who compensate us based on what you buy" may create conflicts of interest. *See* 17 C.F.R. § 275.202(a)(11)-1(a)(1)(ii).

41. The Rule was subsequently vacated in its entirety on March 30, 2007 by the Court of Appeals for the D.C. Circuit in *Financial Planning Association,* 482 F.3d at 493. The court ruled that the SEC lacked the authority to contradict the Broker-Dealer Exclusion and its prohibition on special compensation. *Id.* The opinion is also significant because it holds that asset-based compensation is "special compensation" under the Broker-Dealer Exclusion. *Id.* at 488 ("By seeking to exempt broker-dealers beyond those who receive only brokerage commissions for investment advice, the SEC has promulgated a final rule that is in direct conflict with both the statutory text and the Committee Reports.").[6]

[5] *See* http://www.mondaq.com/unitedstates/article.asp?articleid=8001 .

[6] The dissenting opinion agreed with the majority's holding that asset-based compensation is "special compensation." *Financial Planning Association*, 482 F.3d at 494 ("a broker-dealer who receives any kind of compensation other than commissions does not come within the [Broker-Dealer Exclusion], even if he, too, provides advice solely as an incident to his business as a broker-dealer."). However, unlike the majority, the dissenting judge would have allowed the SEC to proceed under the SEC Designates Exclusion to authorize "special compensation," based on the judge's view that the "other persons" language in the SEC Designates Exclusion is ambiguous, and that the SEC had made a reasonable interpretation of its rulemaking authority to classify broker-dealers that receive "special compensation" as "other persons." *Id.* Therefore,

42. At the SEC's request, the court stayed its mandate for six months, until October 1, 2007. *See* 2007 U.S. App. LEXIS 15169 (D.C. Cir. June 25, 2007).

43. Accordingly, since March 30, 2007, the law has been re-affirmed that asset-based compensation is "special compensation," and as of October 1, 2007, the statutory bar on "special compensation" in connection with brokerage accounts has been reinstated. Broker-dealers must instead either (a) receive their compensation solely in the form of transactional commissions or (b) as dual registrants, provide advisory accounts, subject to the Advisers Act, to hold shares, upon which asset-based compensation may be received.

THE TRUST'S CONTRACTUAL COMMITMENTS AUTHORIZING ASSET-BASED COMPENSATION PAYMENTS WITH RESPECT TO BROKERAGE ACCOUNTS

44. On information and belief, the current operative Distribution Agreement between the Trust and Eaton Vance Distributors is dated June 23, 1997. The agreement provides in paragraph 5(a)(vi) that the Trust "will pay, or cause to be paid (by one or more classes) . . . all payments to be made pursuant to any written plan approved in accordance with Rule 12b-1 under the 1940 Act or any written service plan." The Trust has a number of Distribution Plans/Rule 12b-1 Plans based on share class. For instance, the Class C Distribution Plan, dated June 23, 1997, provides for distribution charges and service fees at a total rate equal to 1% per annum of daily net assets.[7] The Distribution Plan states that Eaton Vance Distributors may "make such other payments to Authorized Firms and other persons as it considers appropriate to encourage

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the *Financial Planning Association* decision reflects that the SEC, the D.C. Circuit Court of Appeals majority, and the dissenting judge were all in agreement that asset-based compensation is "special compensation" and that broker-dealers are prohibited by the Advisers Act from receiving such compensation, unless (contrary to the decision) SEC Rule 202(a)(11)-1 was a valid exercise of SEC rulemaking authority.

[7] The Trust funds payments of approximately $13 million annually in asset-based compensation to broker-dealers pursuant to the Class C Distribution Plan.

distribution" of shares. According to the Trust's SEC filings, in addition to financed by Rule 12b-1 Plans, Eaton Vance Distributors makes "marketing support" and/or "administrative services" payments to broker-dealers based on daily net asset values of shares held in customer accounts. Therefore, payments to a broker-dealer servicing a Trust shareholder will be in excess of a rate of 1% per year of average daily net assets for C shares, with other rates in effect for other share classes, and continue for as long as the shares are owned.

45. Paragraph 5(d) of the Distribution Agreement provides that the 12b-1 fees will be accrued daily and paid monthly by the Trust. Eaton Vance Distributors in turn allocates the payments to broker-dealers, broken down to each customer account, calculated to the penny based on daily net asset value of the respective Trust shares held in each customer account. These payments are ongoing, which means that for each customer the payments continue to be made to the customer's broker-dealer for as long as the customer owns Trust shares held in an account serviced by that broker-dealer.

46. Under the Distribution Agreement, Eaton Vance Distributors may sell shares "to or through financial service firms having agreements with [Eaton Vance Distributors], and to investors[.]" ¶ 2. Eaton Vance Distributors "covenants and agrees that, in selling the shares of the [Trust], it will use its best efforts in all respects duly to conform with the requirements of all state and federal laws relating to the sale of such shares." ¶ 4.

47. SEC Rule 12b-1 under the ICA states that a registered open-end management investment company (*i.e.*, the Trust) "may act as a distributor of securities of which it is the issuer: Provided, That any payments made by such company in connection with such distribution are made pursuant to a written plan describing all material aspects of the proposed financing of

distribution and that all agreements with any person relating to implementation of the plan are in writing[.]." 17 C.F.R. § 270.12b-1.

48. Accordingly, since the Trust is making payments to broker-dealers financed by Rule 12b-1 Plans, the Trust has elected to "act as a distributor of securities of which it is the issuer." Therefore, Eaton Vance Distributors is acting in an agency capacity on behalf of the Trust, and the retail broker-dealers are acting in a sub-agency capacity, in connection with their distribution activities and the compensation payments they receive.

49. Nothing in Rule 12b-1 indicates that a mutual fund's financing of distribution-related activities pursuant to the Rule makes it exempt from any other applicable securities laws. For example, advertising financed by Rule 12b-1 Plans is not exempt from the securities laws. The financing of the distribution of prospectuses under Rule 12b-1 does not exempt the prospectuses from other applicable securities laws governing the content and distribution of prospectuses.

50. The financing of compensation payments to broker-dealers under Rule 12b-1 does not exempt the compensation payments from all other applicable laws governing broker-dealer compensation. Nothing in Rule 12b-1 precludes broker-dealers from becoming dual registrants or from providing advisory accounts for customers' shares.

51. There is no conflict between Rule 12b-1 and the Advisers Act. The Trust, Eaton Vance Distributors, and the sub-agent retail broker-dealers can comply concurrently with Rule 12b-1 and with all other applicable provisions of the ICA and the Advisers Act.

52. As noted above, the label that appears on compensation is legally irrelevant to whether it constitutes "compensation" for purposes of the broad initial definition of "investment adviser" in the Advisers Act. Compensation payments financed by Rule 12b-1 Plans constitute

"any economic value" in connection with an account for a package of services that includes investment advice, in the same manner that payments of transactional sales loads, or any other payments, to broker-dealers would qualify as compensation.

53. Nevertheless, even if the label on the fee were relevant, according to Defendants' trade group, the Investment Company Institute (ICI), "*[t]he primary use of 12b-1 fees is to compensate financial intermediaries for advice and other services to their clients*." ICI letter to SEC dated July 19, 2007 at 4. *See* www.sec.gov/comments/4-538/4538-382.pdf .

54. Similarly, the "*Report of the Working Group on Rule 12b-1*,"[8] prepared for the Board of Governors of the ICI and submitted to the SEC in May 2007, states that "[t]he primary purpose of [12b-1 plan] fees is to compensate financial advisers for advice and other services to their clients." *Id.* at 4. The report also states that the label "'12b-1 fees' is legalese that does not convey the nature and purpose of these fees. Identifying 12b-1 fees solely in a manner that describes their purpose without reference to a rule number, could demystify the term for investors. Specifically, 12b-1 fees should be listed in the prospectus fee table using tailored, straightforward, descriptive terms such as 'third-party investment advice' or 'sales and service charges.'" *Id.* at 8-9.

55. Similarly, after a bench trial involving the largest mutual fund family sold through broker-dealers, the court entered a finding of fact that: "12b-1 fees are widely used in the mutual fund industry as a method of compensating broker-dealers for distributing fund shares as well as providing information, advice, and ongoing support services to mutual fund investors." *American Mutual Funds Fee Litig.*, 2009 U.S. Dist. LEXIS 120597 at *32, *56-57 (C.D. Cal. Dec. 28, 2009).

[8] *See* www.ici.org/pdf/rpt_07_12b-1.pdf.

THE TRUST'S PARTICIPATION IN UNLAWFUL CONDUCT

56. Section 203 of the Advisers Act states that it is unlawful for any investment adviser that has not registered under the Act "to make use of the mails or any means or instrumentality of interstate commerce in connection with his or its business as an investment adviser." 15 U.S.C. § 80b-3(a). The receipt of compensation constitutes the use of the means of interstate commerce.

57. Accordingly, broker-dealer's receipt of asset-based compensation in connection with a brokerage account is unlawful. The broker-dealer may avoid future violations by becoming a dual registrant and moving the securities into an advisory account; or it may decide to terminate its receipt of asset-based compensation. Prior to such compliance, its activity is unlawful.

58. When the Trust and Eaton Vance Distributors make payments of asset-based compensation to broker-dealers, they are participating in the unlawful activity.

THE DEFENDANTS' DUTIES UNDER THE ICA

59. The ICA is structured to prevent the Trust and its assets from being used to perpetrate violations of the federal securities laws.

60. Improper use of Trust assets is regulated through Section 36(a) of the ICA, which provides that mutual fund directors and trustees have a fiduciary duty of care to the Trust -- the highest standard of care known in the law.[9] The provision creates a federal fiduciary duty for the principal underwriter (Eaton Vance Distributors). Eaton Vance Distributors already has a fiduciary duty to maximize income for its own shareholder (in this case, Eaton Vance Corp., a

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[9] Although the provision speaks only of the SEC's authority to file civil actions for breach of fiduciary duty, it implicitly codifies the duty, because the SEC could not enforce a duty that does not exist. *See Fogel v. Chestnutt*, 533 F.2d 731, 745 (2d Cir. 1975) ("the Act implicitly established a federal standard of fiduciary duty").

publicly traded company) – but it must also, under the ICA, act in the best interests of the mutual fund and *its* shareholders, which gives rise to an obvious conflict of interest. The ICA deals with this conflict by requiring the unaffiliated board members – the only non-conflicted advocates for the fund and its shareholders – to actively police[10] service providers' compliance with their fiduciary duties to the fund and its shareholders.[11]

61. Using Trust assets to make illegal compensation payments to broker-dealers is an improper use of Trust assets, in violation of the fiduciary duties imposed on the Trustees and Eaton Vance Distributors by the ICA.

62. Using Trust assets to make illegal compensation payments to broker-dealers is also a violation SEC Rule 38a-1, promulgated under the ICA, which requires Trustees to adopt compliance programs for the Trust designed to prevent, detect and correct violations of the securities laws by service providers and their agents. SEC Rule 38a-1 was adopted following a series of scandals that rocked the mutual fund industry in 2003, in which service providers to some mutual funds were discovered to be entering into improper and illegal arrangements that were abusive to fund investors, due to inadequate or ineffective oversight by fund directors/trustees. *See* Final Rule, Promulgating Release No. IC-26299, 2003 SEC LEXIS 2980

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[10] *See Burks v. Lasker*, 441 U.S. 471, 484 (1979) (ICA was "designed to place the unaffiliated directors in the role of 'independent watchdogs'. . . [with] the primary responsibility for looking after the interests of the funds' shareholders"), *quoting Tannenbaum v. Zeller*, 552 F.2d 402, 406 (2d Cir. 1977).

[11] As explained by the ICI, the mutual fund industry's trade group: "Unlike the directors of other corporations, mutual fund directors are responsible for protecting consumers, in this case, the fund's investors. This unique 'watchdog' role, which does not exist in any other type of company in America, provides investors with the confidence of knowing that directors oversee the advisers who manage and service their investments. In particular, under the Investment Company Act of 1940, the board of directors of a mutual fund is charged with looking after how the fund operates and overseeing matters where the interests of the fund and its shareholders differ from the interests of its investment adviser or management company." *See* Brochure titled "Understanding the Role of Mutual Fund Directors" at 3-4 (1999) available at www.ici.org/pdf/bro_mf_directors.pdf.

(Dec. 17, 2003) at 6 ("Rule 38a-1 Promulgating Release") (stating that "unlawful conduct involving a number of fund advisers, broker-dealers, and other service providers. . . confirms the need for these rules. . . [the service providers] placed the. . . business interests of the fund adviser ahead of the interests of fund shareholders, thus breaching their fiduciary obligations to the funds involved and their shareholders").[12]

63. Rule 38a-1 requires the board to elect a Chief Compliance Officer ("CCO"). The CCO is required to provide an annual written report to the board that addresses the operation of the compliance policies and procedures of the mutual fund and each of its service providers. The report must also address any "material compliance matter," which is defined to include a violation of the federal securities laws by the service provider "or agents thereof." *See* 17 C.F.R. § 270.38a-1(e)(2)(i). The term "federal securities laws" is specifically defined to include the Advisers Act. The promulgating release clarifies that "*[s]erious compliance issues must, of course, always be brought to the board's attention promptly, and cannot be delayed until an annual report.*" Rule 38a-1 Promulgating Release at *51 n. 84 (emphasis added).[13]

64. Moreover, Rule 12b-1 also requires the Trustees to review "at least quarterly, a written report of the amounts so expended and the purposes for which such expenditures were

[12] *See also* "Special Report: Breach of Trust," BusinessWeek (Dec. 15, 2003) (available at www.businessweek.com); "The Mutual Fund Scandal: Unfair Fight," Newsweek (Dec. 8, 2003) (www.newsweek.com/id/60819); Alan R. Palmiter, "The Mutual Fund Board: A Failed Experiment In Regulatory Outsourcing," 1 Brook. J. Corp. Fin. & Com. L. 165 (Fall 2006); Patrick E. McCabe, "The Economics Of The Mutual Fund Trading Scandal," Board of Governors of the Federal Reserve System staff working paper # 2009-06 (available at www.federalreserve.gov).

[13] In addition, the CCO is required to meet in executive session with the independent trustees at least once each year, without the presence of anyone else (such as fund management or interested trustees), other than independent counsel to the independent trustees. *See* Rule 38a-1(a)(4)(iv). This allows the CCO and independent trustees to speak freely about any sensitive compliance issues of concern to any of them, including any reservations about the cooperativeness or compliance practices of fund management or service providers.

made," thus providing the board with numerous additional opportunities to ascertain that asset-based compensation was improperly being paid in connection with brokerage accounts.

65. In addition, the customers of the broker-dealers who are being deprived of the advisory accounts that they are entitled by statutory law to receive are the same persons who are the shareholders of the Trust to whom the Trustees and Eaton Vance Distributors owe a fiduciary duty of care. It is unlawful for defendants to participate in making payments of illegal compensation to broker-dealers holding shares in brokerage accounts maintained by Trust shareholders, thereby depriving the shareholders of the investor protections of the Advisers Act.

ADDITIONAL DERIVATIVE AND DEMAND REQUIREMENT ALLEGATIONS

66. Plaintiff brings this action derivatively in the right and for the benefit of the Trust to redress injuries suffered and being suffered by the Trust as a direct result of the violations of law by Eaton Vance Distributors and the Trustee Defendants. The Trust is named as a nominal defendant solely in a derivative capacity.

67. Plaintiff will adequately and fairly represent the interests of the Trust and its shareholders in enforcing and prosecuting their rights.

68. Plaintiff, in a letter from his attorneys dated September 17, 2009, demanded that the Board of Trustees cause the Trust and its service providers to cease funding and paying asset-based compensation to broker-dealers in connection with Trust shares held in brokerage accounts in the United States, to restore to the Trust certain of such payments made in the past, and to remedy the Trustees' breaches of their fiduciary duties of loyalty and due care and their waste of Trust assets. *See* Exhibit 1, attached hereto.[14]

[14] References in the Amended Complaint are to the same exhibits that were filed with the original *Verified Derivative Complaint and Demand for Jury Trial*, dated March 26, 2010. For the convenience of the Court, the exhibits are attached hereto as well.

69. By letter dated February 8, 2010, counsel to the Board of Trustees wrote that "the Board has considered these matters thoroughly and has determined, in the exercise of its reasonable business judgment, that the payments identified in the Demand Letter do not result in violations of law and that it would not be in the best interests of the Trust or its shareholders to take the actions identified in the Demand Letter." *See* Exhibit 2, attached hereto. The letter concedes that the payments at issue are "asset-based compensation," but reports that the Board of Trustees concluded that asset-based compensation does not constitute "special compensation," for purposes of the Broker-Dealer Exclusion, "in all instances." *Id.* at 5.

70. The Board's response to the demand is a wrongful refusal to act, for the reasons stated in this complaint. Continued violation of federal securities laws is not protected business judgment. In any event, the federal policies underlying the claims asserted herein preempt any state-law rules of internal corporate governance that may be advanced as grounds for terminating this litigation. Accordingly, the prosecution of these claims on a shareholder derivative basis is appropriate.

FIRST CAUSE OF ACTION

Contract Voiding Pursuant to Section 47(b) of the ICA Against Defendant Eaton Vance Distributors

71. Plaintiff incorporates by reference each of the foregoing allegations as if fully stated herein.

72. Section 47(b) of the ICA, 15 U.S.C. § 80a-46(b), provides that "either party" to "a contract that is made, or whose performance involves, a violation of [the ICA], or of any rule, regulation, or order thereunder," may request "a court" to void the contract, or partial rescission if the "lawful portion. . . may be severed from the unlawful portion of the contract."

73. Performance of the Distribution Agreement between the Trust and Eaton Vance Distributors violates (a) the duty of the Trust, the Trustees, and Eaton Vance Distributors not to use Trust assets to make unlawful compensation payments to broker-dealers, (b) the duty of the nonaffiliated Trustees to act as watchdogs over Eaton Vance Distributors and its agents to ensure compliance with the federal securities laws, and (c) the duty of the Trustees and Eaton Vance Distributors to act as fiduciaries for the shareholders deprived of advisory accounts to which they are entitled as a matter of law. Those duties arise under Section 36(a) of the ICA and Rule 38a-1 thereunder.

74. The Trust is obligated to void the broker-dealer compensation provisions in its Distribution Agreement between the Trust and Eaton Vance Distributors, because performance cannot be accomplished without violating the foregoing duties under the ICA and SEC Rule 38a-1.

75. Past unlawful payments to Eaton Vance Distributors and the broker-dealers with selling agreements with Eaton Vance Distributors constitute unjust enrichment to be restituted to the Trust by Eaton Vance Distributors, as follows: for the period July 22, 2005[15] to September 30, 2007, the amount of payments of asset-based compensation to Eaton Vance Distributors and/or the Trust's sub-agents in connection with Trust shares held in brokerage accounts in which the requirements of former SEC Rule 202(a)(11)-1 were not satisfied; and for the period October 1, 2007 to present, the amount of asset-based compensation in connection with Trust shares held in brokerage accounts paid to Eaton Vance Distributors and/or the Trust's sub-agents.

[15] The Final Rule's revised disclosure requirements applied to brokerage accounts opened on or after July 22, 2005 for which broker-dealers were relying on the new rule to receive "special compensation." *See* 70 Fed. Reg. 20424, 20441 (Apr. 19, 2005).

SECOND CAUSE OF ACTION

Contract Voiding Pursuant to State Law Against Defendant Eaton Vance Distributors

76. Plaintiff incorporates by reference each of the foregoing allegations as if fully stated herein.

77. State common law provides that unlawful agreements may be voided in a declaratory action. An actual controversy exists over the validity of the broker-dealer compensation payment provisions in the Distribution Agreement between the Trust and Eaton Vance Distributors.

78. Performance of the Distribution Agreement between the Trust and Eaton Vance Distributors violates and will continue to violate (a) the duty of the Trust, the Trustees, and Eaton Vance Distributors not to use Trust assets to make unlawful compensation payments to broker-dealers, (b) the duty of the nonaffiliated Trustees to act as watchdogs over Eaton Vance Distributors and its agents to ensure compliance with the federal securities laws, and (c) the duty of the Trustees and Eaton Vance Distributors to act as fiduciaries for the shareholders deprived of advisory accounts to which they are entitled as a matter of law. These duties arise under Section 36(a) of the ICA and Rule 38a-1 thereunder, and the Advisers Act.

79. The Trust is obligated to void the broker-dealer compensation provisions in its Distribution Agreement between the Trust and Eaton Vance Distributors, because performance cannot be accomplished without violating the foregoing duties under the ICA and SEC Rule 38a-1 and the Advisers Act.

80. Past unlawful payments to Eaton Vance Distributors and the broker-dealers with selling agreements with Eaton Vance Distributors constitute unjust enrichment to be restituted to the Trust by Eaton Vance Distributors, as follows: for the period July 22, 2005 to September 30,

THIRD CAUSE OF ACTION

Breach of Contract Against Defendant Eaton Vance Distributors

81. Plaintiff incorporates by reference each of the foregoing allegations as if fully stated herein.

82. The Trust has elected to act as distributor of its own shares, and has entered into the Distribution Agreement with Eaton Vance Distributors, which has distribution agreements with the Trust's sub-agents, the retail broker-dealers, for servicing shareholders, and for payment of compensation from Trust assets to Eaton Vance Distributors and the sub-agent retail broker-dealers. In the Distribution Agreement, Eaton Vance Distributors, on behalf of itself and its sub-agent broker-dealers, warrants that it will comply with the federal securities laws.

83. In material breach of its contractual promise, Eaton Vance Distributors receives asset-based compensation from the Trust in connection with Trust shares held in brokerage accounts at its sub-agent retail broker-dealers in violation of the Advisers Act. In further breach of its contractual promise to abide by the federal securities laws, Eaton Vance Distributors makes payments of asset-based compensation to the sub-agent retail broker-dealers who maintain brokerage accounts holding Trust shares in violation of the Advisers Act.

84. To be in compliance with the Advisers Act, Eaton Vance Distributors must ensure that the sub-agent retail broker-dealers either (a) hold Trust shares in advisory accounts, not

brokerage accounts (which would allow them to lawfully receive asset-based compensation), or (b) receive transactional commissions only.

85. As a result of Eaton Vance Distributors' breaches, there has been a *per se* waste of Trust assets for illegal payments, causing harm to the Trust and its shareholders. In addition, Eaton Vance Distributors' breaches of contract caused Trust shareholders to be deprived of advisory accounts subject to the investor protections and benefits of the Advisers Act.

86. The Trust's damages equal, for the period July 22, 2005 to September 30, 2007, the amount of payments of asset-based compensation to Eaton Vance Distributors and/or the Trust's sub-agents in connection with Trust shares held in brokerage accounts in which the requirements of former SEC Rule 202(a)(11)-1 were not satisfied, and for the period October 1, 2007 to present, the amount of asset-based compensation in connection with Trust shares held in brokerage accounts paid during the period to Eaton Vance Distributors and/or the Trust's sub-agents.

FOUTH CAUSE OF ACTION

Breach of Fiduciary Duty Against the Trustee Defendants

87. Plaintiff incorporates by reference each of the foregoing allegations as if fully stated herein.

88. The Trustee Defendants are fiduciaries of the Trust and of all of its shareholders and owe them the duty to conduct the affairs of the Trust loyally, faithfully, carefully, diligently and prudently. This cause of action is asserted based upon the Trustee Defendants' acts in violation of state law, which acts constitute breaches of fiduciary duty.

89. Each of the Trustee Defendants participated in the acts of misconduct and mismanagement alleged herein, or acted in reckless disregard of the facts and law known to them, and failed to exercise due care to prevent the misuse of Trust assets. The Trustee

Defendants became aware, or should have become aware through reasonable inquiry, of the facts alleged herein, including the deficiencies in the compliance policies and procedures of the Trust and its service providers permitting unlawful payments of asset-based compensation to broker-dealers in connection with Trust shares held in brokerage accounts. The Trustee Defendants thereby breached their duty of care and loyalty to the shareholders of the Trust by failing to act as ordinary prudent persons would have acted in a like position.

90. Each of the Trustee Defendants also engaged in dereliction of duty and demonstrated a conscious disregard for his or her responsibilities. The Board of Trustees had an affirmative duty to investigate the legality of the broker-dealer compensation payments, including through mandated quarterly reviews of 12b-1 fee payments, annual compliance reviews of service providers, and responding to "material compliance matters" as defined by SEC Rule 38a-1, including determining whether Trust shares were held in brokerage accounts. The Trustee Defendants thereby acted in bad faith to the shareholders of the Trust by failing to act as ordinary prudent persons would have acted in a like position.

91. As a result of the foregoing, the Trust has suffered considerable damage to and material diminution in the value of its assets because of the illegal compensation paid to Eaton Vance Distributors and the Trust's sub-agents.

92. Each of the Trustee Defendants, singly and in concert, engaged in the aforesaid conduct in reckless disregard and/or intentional breach of his or her fiduciary duties to the Trust.

93. Plaintiff, on behalf of the Trust, seeks declaratory and injunctive relief and damages and other relief from the Trustee Defendants.

FIFTH CAUSE OF ACTION

Waste of Trust Assets Against the Trustee Defendants

94. Plaintiff incorporates by reference each of the foregoing allegations as if fully stated herein.

95. As a result of their authorizing payment of unlawful asset-based compensation from Trust assets to Eaton Vance Distributors and the Trust's sub-agents, and by failing to properly consider the interests of the Trust and its shareholders through proper supervision, the Trustee Defendants have caused a *per se* waste of valuable Trust assets.

96. As a result of the waste of Trust assets, the Trustee Defendants are liable to the Trust.

PRAYER FOR RELIEF

WHEREFORE, plaintiff demands judgment on behalf of the Trust as follows:

(a) Determining that this action is a proper derivative action maintainable under law, that the demand requirement was satisfied, and that demand was wrongfully refused;

(b) Against each Defendant for restitution and/or damages in favor of the Trust;

(c) Declaratory and injunctive relief as permitted by law, including attaching, impounding, imposing a constructive trust on, or otherwise restricting the asset-based compensation previously paid to Eaton Vance Distributors and enjoining the Trust and Eaton Vance Distributors from any further payments of asset-based compensation to broker-dealers in connection with Trust shares held in brokerage accounts in the United States;

(d) Awarding pre-judgment interest on all monetary damages;

(e) Awarding plaintiff the costs and disbursements of this action, including reasonable attorneys', accountants', and experts' fees; and

(f) Granting such other and further relief as this Court may deem just and proper.

JURY TRIAL DEMANDED

Plaintiff hereby demands a trial by jury.

DATED: June 28, 2010

BERMAN DEVALERIO

/s/ Glen DeValerio
Glen DeValerio
gdevalerio@bermandevalerio.com
One Liberty Square
Boston, MA 02109
Telephone: (617) 542-8300
Facsimile: (617) 542-1194

Michael C. Spencer
mspencer@milberg.com
Janine L. Pollack
jpollack@milberg.com
MILBERG LLP
One Pennsylvania Plaza
New York NY 10119
Telephone: (212) 594-5300
Facsimile: (212) 868-1229

Lee A. Weiss
lweiss@bwgfirm.com
BROWNE WOODS GEORGE LLP
49 West 37th Street, 15th Floor
New York, NY 10018
Telephone: (212) 354-4901
Facsimile: (212) 354-4904

Ronald A. Uitz
ron877@yahoo.com
UITZ & ASSOCIATES
1629 K Street, N.W. Suite 300
Washington, D.C. 20006
Telephone: (202) 296-5280
Facsimile: (202) 521-0619

Richard J. Lantinberg, Esq.
RLantinberg@whmlegal.com
WILNER HARTLEY & METCALF, P.A.
444 E. Duval Street
Jacksonville, FL 32202
Telephone: (904) 446-9817
Facsimile: (904) 446-9825

Attorneys for Plaintiff

VERIFICATION

I, Jeffrey Wiener, under penalties of perjury, state that I have read the foregoing Amended Verified Derivative Complaint and authorize its filing, and that the foregoing is true and correct to the best of my knowledge, information, and belief.

Dated: June__, 2010

Jeffrey Wiener

CERTIFICATE OF SERVICE

I certify that the Amended Complaint and Demand for Jury Trial in Civil Action No. 10-10515-DPW, filed through the ECF system, will be sent electronically to the registered participants as identified on the Notice of Electronic Filing (NEF) and paper copies will be sent to those indicated as non-registered participants on June 28, 2010.

/s/ Glen DeValerio
Glen DeValerio

EXHIBIT 1

MILBERG LLP

NEW YORK
LOS ANGELES
TAMPA
DETROIT

Michael C. Spencer
Direct Dial: 212-946-9450
mspencer@milberg.com

September 17, 2009

CERTIFIED MAIL
RETURN RECEIPT REQUESTED

Board of Trustees
Eaton Vance Municipals Trust
Two International Place
Boston, MA 02110

Re: Shareholder Demand For Cessation and Restoration of Certain Payments to Broker-Dealers

Dear Members of the Board of Trustees:

This letter is a shareholder demand that the Board of Trustees of Eaton Vance Municipals Trust ("the Trust"), a mutual fund series trust, immediately (a) cause the Trust to cease funding and permitting the payment of ongoing non-transactional asset-based compensation ("Asset-Based Compensation") to broker-dealers in connection with Trust shares held in brokerage accounts in the United States, and (b) take all necessary and reasonable steps to restore to the Trust all past payments of such Asset-Based Compensation.

This letter is submitted on behalf of Jeffrey Wiener who owns Class C shares of the Eaton Vance National Municipals Fund (ECHMX), which is one of twenty-eight mutual funds that comprise the Trust. His shares are held in a brokerage account at Robert W. Baird & Co. Incorporated.

The Trust has elected to act as distributor of shares of which it is the issuer. Pursuant to written distribution plans adopted by the Board, the Trust pays for distribution-related services from the Trust's assets, including payments of Asset-Based Compensation to broker-dealers.

The Trust has appointed Eaton Vance Distributors, Inc. ("EVD") as the Trust's exclusive agent for performing distribution-related services, either directly or through third-parties. Distribution agreements between the Trust and EVD authorize payments of Asset-Based Compensation to broker-dealers. These payments are set at an annual percentage of average daily net asset values of shares of the Trust and are disbursed monthly. Additional Asset-Based Compensation payments to broker-dealers are described in the fund prospectuses as payments for "marketing support" or "administrative services."

Payment of Asset-Based Compensation to broker-dealers in connection with brokerage accounts is unlawful under the Investment Company Act of 1940 ("ICA"), the Investment Advisers Act of 1940 ("Advisers Act"), and *Financial Planning Association v. SEC*, 482 F.3d 481 (D.C. Cir. 2007). The Trustees' ongoing provision and approval of these payments, in violation of law, is unlawfully depleting the assets of the Trust.

<u>The Trustees' Duty To Enforce The Federal Securities Laws</u>

Pursuant to the ICA, and SEC Rule 38a-1 promulgated thereunder, the Trustees of a mutual fund series have ultimate responsibility to ensure compliance with the federal securities laws by service providers acting on behalf of the mutual funds, such as the funds' distributor and investment adviser. *See* 17 C.F.R. § 270.38a-1. The Advisers Act is one of the federal securities laws that the Trustees are required to enforce.

The Advisers Act mandates certain disclosure, liability, record keeping and conflict management requirements to protect the clients of professional investment advisers. Unless a statutory exclusion applies, the Advisers Act will govern any customer account at a retail broker-dealer firm, because those firms come under the statute's coverage by making securities recommendations, conducting suitability reviews, and otherwise providing investment advice to their customers.

Under what is known as the "Broker-Dealer Exclusion," a brokerage account at a broker-dealer may avoid the requirements of the Advisers Act if the broker-dealer's compensation is limited to transactional commissions on the purchase or sale of securities, and if investment advice to the customer is merely "incidental" to providing brokerage services. *See* 15 U.S.C. § 80b-2(11)(C). Brokerage accounts are governed by the Securities Exchange Act of 1934 and the self-regulatory regime mandated therein, including the rules of conduct promulgated by the broker-dealer industry's self-regulatory organization, the Financial Industry Regulatory Authority (FINRA), formerly known as NASD. If the Broker-Dealer Exclusion does not apply, and no other exclusion applies, the broker-dealer must establish what is commonly referred to as an "advisory account" for the customer (as opposed to a "brokerage account"), *i.e.* an account governed by the Advisers Act.

Another statutory exclusion from the Advisers Act allows the Securities and Exchange Commission (SEC) to designate other persons by regulation to be excluded from the Advisers Act (hereinafter referred to as the "SEC Designates Exclusion"). *See* 15 U.S.C. § 80b-2(11)(F).

For most of the last two decades, leading up to the 2007 court ruling in *Financial Planning Association v. SEC*, the SEC encouraged broker-dealers to shift to asset-based compensation in order to reduce churning and other sales abuses tied to transactional commissions. Asset-Based Compensation, *i.e.*, ongoing payments based on a percentage of the value of the assets held in the account, is not a form of transactional commission, and therefore Asset-Based Compensation may not be paid on accounts that seek to qualify for the Broker-Dealer Exclusion.

However, in order to promote the shift to asset-based compensation, the SEC enacted a new Rule under the Advisers Act, under what the agency believed to be its statutory authority under the SEC Designates Exclusion. The new rule, SEC Rule 202(a)(11)-1, provided that broker-dealers may receive asset-based compensation from brokerage accounts without the need to comply with the Advisers Act, so long as certain criteria are satisfied, including a requirement that the customer is given a written disclosure explaining that the account is a brokerage account and not an advisory account (among other required disclosures).

In *Financial Planning Association v. SEC*, the D.C. Circuit vacated SEC Rule 202(a)(11)-1, holding that the SEC lacked any jurisdictional basis to promulgate the rule, given that the rule directly conflicts with the existing statutory Broker-Dealer Exclusion prohibiting Asset-Based Compensation in connection with brokerage accounts. Accordingly, as a result of the decision, which by its terms became effective as of October 1, 2007, broker-dealers may not lawfully receive Asset-Based Compensation with respect to securities held in brokerage accounts.

Therefore, mutual funds (like the Trust), prior to making or allowing any payments of Asset-Based Compensation to broker-dealer firms in connection with customer accounts, must ensure that the compensation is being paid only with respect to "advisory accounts," in order to maintain compliance with the Advisers Act. If the account is an "advisory account," then the broker-dealer firm may lawfully receive Asset-Based Compensation. If the account is a "brokerage account," then receipt of Asset-Based Compensation is unlawful, unless the parties can identify some other applicable statutory exemption to the Advisers Act.

<u>The Advisers Act's Application To Broker-Dealers</u>

Broker-dealer firms are regulated by the Securities Exchange Act of 1934, which defines a "broker" as "any person engaged in the business of effecting transactions in securities for the account of others" and a "dealer" as "any person engaged in the business of buying and selling securities for such person's own account through a broker or otherwise." 15 U.S.C. § 78c(a)(4)(A), (5)(A). Firms that are brokers are commonly referred to as "brokerage firms" or "broker-dealers" and accounts that they maintain for their customers are commonly referred to as "brokerage accounts."

In 1940, Congress established a different regulatory regime for persons who provide investment advice for compensation by enacting the Advisers Act, which defines an "investment adviser" as "any person who, for compensation, engages in the business of advising others. . . as to the value of securities or as to the advisability of investing in, purchasing, or selling securities.

. . ." 15 U.S.C. § 80b-2(11). Client accounts that are subject to the Advisers Act are commonly referred to as "advisory accounts."

A person comes within the definition of "investment adviser" in the Advisers Act even if compensation is paid to him or her by a third party rather than his or her client. The compensation element of the "investment adviser" definition is "satisfied by the receipt of any economic benefit, whether in the form of an advisory fee or some other fee relating to the total services rendered, commissions, or a combination of the foregoing. Moreover, it is not necessary that the adviser's compensation be paid directly by the person receiving the investment advisory services; the adviser need only receive compensation from some source for his services." *College Resource Network*, 1993 SEC No-Act. LEXIS 630 (Apr. 9, 1993) (citations omitted).

Accordingly, full-service broker-dealers fall within the definition of investment adviser, because (i) the package of services provided by broker-dealers includes advice; and (ii) broker-dealers receive compensation for the package of services they provide. In enacting the Advisers Act, Congress recognized that broker-dealers fall within the definition of "investment adviser." However, Congress did not intend to displace the broker-dealer salesperson business model, and therefore included in the statute the Broker-Dealer Exclusion referenced above, which provides an exception from the definition of "investment adviser" for a broker or dealer that provides advice "solely incidental to the conduct of his business as a broker or dealer and who receives no special compensation therefor." 15 U.S.C. § 80b-2(11)(C).

Although the terms "solely incidental" and "special compensation" in the Broker-Dealer Exclusion are not defined in the Advisers Act, it was understood from the inception of the legislation that broker-dealers can avoid Advisers Act requirements only "insofar as their advice is merely incidental to brokerage transactions for which they receive only brokerage commissions." S. Rep. No. 76-1775, 76th Cong., 3d Sess. 22 (1940).

Broker-dealers typically seek to avoid Adviser Act regulation because the standard of care required of investment advisers is significantly higher than the standard for broker-dealers. A 204-page SEC-sponsored report, published on January 8, 2008, authored by the RAND Corporation, titled "Investor and Industry Perspectives on Investment Advisers and Broker-Dealers," (available at www.sec.gov/news/press/2008/2008-1.htm) ("RAND Report") contains an extensive comparison of the legal duties owed by broker-dealers and investment advisers.[1] The RAND Report observes that "unlike broker-dealers, federally registered investment advisers owe fiduciary obligations to their clients as a *categorical* matter. . . such obligations require the adviser to act solely with the client's investment goals and interests in mind, free from any direct or indirect conflicts of interest that would tempt the adviser to make recommendations that would also benefit him or her. . . . The fiduciary duties imposed on investment advisers require

[1] The RAND Report notes that its discussion of the differences in regulation between broker-dealers and investment advisers "is by no means a complete exegesis of the copious regulatory distinctions within these fields, which would require volumes." Rand Report at 7 n. 1.

any adviser either to refrain from acting with a conflict of interest or to fully disclose the conflict and receive specific consent from the client to so act. Examples of such conflicts include various practices in which an adviser may have pecuniary interest[.]" RAND Report at 13 (emphasis in original).

In the 1990's, many broker-dealer firms sought to shift from traditional brokerage commissions to asset-based compensation, without incurring Advisers Act regulation. The movement was further legitimized after a group of securities industry representatives (known as the "Tully Committee," because it was chaired by Daniel Tully of Merrill Lynch) issued a report to the SEC in April 1995 recommending asset-based compensation as a broker-dealer "best practice" that reduces churning and unsuitable securities recommendations motivated by transactional commissions. *See* Report of the Committee on Compensation Practices (April 10, 1995), available at www.sec.gov/news/studies/bkrcomp.txt .[2]

Mutual fund companies innovatively met the broker-dealer industry's new demand for asset-based compensation by introducing new share classes of their mutual funds, such as "C-shares." With these new share classes, transactional sales loads, which are shareholder charges that are remitted to broker-dealers, are reduced or eliminated, in favor of asset-based compensation for broker-dealers that is funded by ongoing 12b-1 fees and/or other fees imbedded in the mutual fund's internal expense structure (rather than a visible shareholder charge).

Relying on the SEC Designates Exclusion to the Advisers Act, *see* 15 U.S.C. § 80b-2(11)(G), the SEC cleared the way for Asset-Based Compensation for broker-dealers by enacting new SEC Rule 202(a)(11)-1. *See* Certain Broker-Dealers Deemed Not To Be Investment Advisers, 64 Fed. Reg. 61,226 (Nov. 4, 1999) (the "1999 NOPR"). In the 1999 NOPR, the SEC acknowledged that the Advisers Act prohibits broker-dealers from receiving asset-based compensation. The release included an interim "no action" position by SEC staff allowing broker-dealers to receive "special compensation" while the proposed rule was being considered: "Until the Commission takes final action on the proposed rule, the Division of Investment Management will not recommend, based on the form of compensation received, that the Commission take any action against a broker-dealer for failure to treat any account over which the broker-dealer does not exercise investment discretion as subject to the [Advisers] Act."

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[2] In support of asset-based compensation, the Tully Committee cited the overall desirability of compensating the relationship between a broker and his or her customer for trusted advice, rather than compensating a broker for sales transactions. *See id.* at 4 ("The most important role of the registered representative is, after all, to provide investment counsel to individual clients, not to generate transaction revenues. The prevailing commission-based compensation system inevitably leads to conflicts of interest among the parties involved.").

The proposed rule published in the 1999 NOPR was never submitted for a final vote at the SEC.

In 2004, following a legal challenge from the Financial Planning Association ("FPA") for the delay in enacting a final rule, the SEC re-published the proposed rule for fresh public comment, issued a formal temporary regulation and, subsequently, promulgated a final rule. *See* 70 Fed. Reg. 20424 (Apr. 19, 2005).

In the final rule, the SEC expanded the disclosure required for any brokerage account in which "special compensation" is received. The SEC mandated disclosure read as follows: "Your account is a brokerage account and not an advisory account. Our interests may not always be the same as yours. Please ask us questions to make sure you understand your rights and our obligations to you, including the extent of our obligations to disclose conflicts of interest and to act in your best interest. We are paid both by you and, sometimes, by people who compensate us based on what you buy. Therefore, our profits, and our salespersons' compensation, may vary by product and over time." The customer statement is also required to identify "an appropriate person at the firm with whom the customer can discuss the differences" between advisory and brokerage accounts. *See* 17 C.F.R. § 275.202(a)(11)-1.

The revised disclosure requirement applied to brokerage accounts opened on or after July 22, 2005 for which broker-dealers were relying on the new rule to receive "special compensation." *See* 70 Fed. Reg. 20424, 20441 (Apr. 19, 2005).

Relying on Section 213 of the Advisers Act, which allows a party aggrieved by an SEC order to obtain a federal Court of Appeals review, the FPA subsequently challenged the SEC's authority to promulgate Rule 202(a)(11)-1 by petition to the D.C. Circuit Court of Appeals.

Because the Broker-Dealer Exclusion plainly prohibits broker-dealers from receiving "special compensation," the Court had to consider the SEC's argument that broker-dealers that receive "special compensation" are "other persons within the intent" of Congress to exclude, and, as such, could be excluded from the Advisers Act by virtue of SEC rulemaking. 15 U.S.C. § 80b-2(11)(G).

In a split decision, the D.C. Circuit Court of Appeals found that broker-dealers cannot be "other persons" that the SEC could except by regulation, nor could broker-dealers receiving "special compensation" be a group of persons that were within the intent of the Advisers Act to except, since the Broker-Dealer Exclusion plainly states that broker-dealers cannot receive "special compensation." *See Financial Planning Association v. SEC*, 482 F.3d 481, 488-89 (D.C. Cir. 2007). The dissenting opinion concluded that the Advisers Act is ambiguous and the SEC made a reasonable interpretation of its authority.

The *Financial Planning Association* decision reflects that the SEC, the D.C. Circuit Court of Appeals majority, and the dissenting judge, were all in agreement that asset-based compensation is "special compensation" and that broker-dealers are prohibited by the Advisers

Case 1:10-cv-10515-DPW Document 1-1 Filed 03/26/10 Page 8 of 10

Act from receiving such compensation, unless SEC Rule 202(a)(11)-1 was a valid exercise of SEC rulemaking authority. Accordingly, the *Financial Planning Association* decision, striking SEC Rule 202(a)(11)-1 in its entirety as invalid, confirms that broker-dealers may not lawfully receive Asset-Based Compensation in connection with brokerage accounts in the United States.

The SEC decided not to appeal the ruling vacating SEC Rule 202(a)(11)-1, and requested a stay of mandate to give regulated parties time to transition brokerage accounts receiving special compensation to either advisory accounts or to brokerage accounts receiving transaction commissions. The D.C. Circuit Court of Appeals subsequently stayed its mandate until October 1, 2007. *See* 2007 U.S. App. LEXIS 15169 (D.C. Cir. June 25, 2007).

Pursuant to Section 38(c) of the ICA, and Section 211(d) of the Advisers Act, regulated parties are not liable for good faith reliance on SEC rules, regulations or orders prior to the time that such rule, regulation or order is "determined by judicial or other authority to be invalid for any reason." Accordingly, prior to October 1, 2007, broker-dealers may lawfully have received Asset-Based Compensation only in connection with brokerage accounts for which they can demonstrate compliance with SEC Rule 202(a)(11)-1, including compliance with the disclosure requirement of the now vacated rule. *See* SEC Rule 202(a)(11)-1(a)(1)(ii). As of October 1, 2007, broker-dealers may not lawfully receive Asset-Based Compensation in connection with brokerage accounts in the United States.[3]

The Trustees' Breaches Of Duty

As discussed above, the ICA and SEC Rule 38a-1 provide that the Trustees have ultimate responsibility for ensuring that payments by the Trust and its service providers are in compliance with the federal securities laws, including the Advisers Act. The Trustees failed to perform this duty.

Mutual funds organized as trusts, such as the Trust, are governed by a Board of Trustees. As stated in Section 36(a) of the ICA, and under governing state law, mutual fund directors and trustees have a fiduciary duty of care to the Trust -- the highest standard of care known in the

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[3] On September 28, 2007, the SEC published for comment a proposed interpretative rule under the Advisers Act that reinstates certain portions of the original rule vacated by the *Financial Planning Association* decision. One reinstated provision is that a "broker or dealer registered with the Commission under Section 15 of the Exchange Act is an investment adviser solely with respect to those accounts for which it provides services or receives compensation that subject the broker-dealer to the Advisers Act." *See* Proposed SEC Rule 202(a)(11)-1(c), "Interpretive Rule Under the Advisers Act Affecting Broker-Dealers," 72 Fed. Reg. 55126 (Sept. 28, 2007). The SEC states in its release that this interpretive guidance was not previously challenged in the Court proceeding, and was being re-promulgated to permit a firm that is a dual registrant, *i.e.* registered both as a broker-dealer and an investment advisory firm, "to distinguish its brokerage customers from its advisory clients." No final rule has been issued.

law. By reason of their positions as trustees, the Trustees owe the Trust and its shareholders fiduciary obligations of trust, loyalty, good faith and due care, and were and are required to use their utmost ability to control and manage the Trust in a fair, just, honest and equitable manner.

Additionally, as reflected by the ICA and Rule 38a-1 adopted thereunder, mutual fund directors and trustees must oversee service providers to the mutual fund to ensure that these parties (typically affiliated with the funds' sponsor or promoter) are both complying with the law and acting in the shareholders' best interests, rather than the pecuniary interests of the sponsor.

Accordingly, trustees have ultimate responsibility for mutual fund service providers' compliance with the federal securities laws, including compliance with the requirements of the Advisers Act, as applicable, in connection with the distribution of trust shares. Here, the Trustees were required to review and approve the compliance policies and procedures in place at EVD. In this regard, the Trustees were required to hold formal annual board reviews, since at least June 4, 2006 as specified in Rule 38a-1's implementation schedule, during which the Trustees were supposed to evaluate the adequacy and effectiveness of EVD's compliance procedures.

The Trustees have failed to perform their duty to enforce compliance with the Advisers Act. The Trust and its service providers are paying non-transactional, asset-based compensation to broker-dealers in connection with Trust shares owned by customers in brokerage accounts. The Trust, as distributor of its own shares, directly makes "Rule 12b-1 payments" out of Trust assets to EVD, a broker-dealer that sub-appoints other broker-dealer firms to distribute Trust shares on an agency basis on behalf of the Trust. Pursuant to distribution plans approved by a majority of the independent Trustees under SEC Rule 12b-1, 17 C.F.R. § 270.12b-1, these ongoing payments are calculated based on daily net asset values of shares held in customer accounts.[4] In addition, EVD makes ongoing "marketing support" and other payments to broker-dealers based on daily net assets of shares held in customer accounts. The ongoing payments continue despite the fact that EVD and the broker-dealers that maintain the accounts cannot lawfully receive Asset-Based Compensation calculated on Trust shares held in brokerage accounts.

These unlawful payments of Asset-Based Compensation to broker-dealers in connection with brokerage accounts improperly deplete the assets of the Trust, and deprive Trust shareholders of the protections and benefits of the advisory accounts to which they are entitled under law.

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[4] Rule 12b-1 also requires the Trustees to review "at least quarterly, a written report of the amounts so expended and the purposes for which such expenditures were made," thus providing the Board with numerous additional opportunities to ascertain that Asset-Based Compensation was improperly being paid in connection with brokerage accounts.

Specifically, in the period from July 22, 2005 to September 30, 2007, the Trustees failed to ascertain whether EVD had compliance policies and procedures in place to ensure that broker-dealers receiving Asset-Based Compensation payments in connection with Trust shares held in brokerage accounts that were opened in that period were in compliance with the conditions set forth in former SEC Rule 202(a)(11)-1 for receipt of such compensation. In the period from October 1, 2007 to present, the Trustees failed to ascertain whether EVD had compliance policies and procedures in place to ensure that Asset-Based Compensation is paid only to registered investment advisers, or broker-dealers that are dual registrants, and that Trust shares upon which such compensation is paid are held in advisory accounts governed by the Advisers Act.

As a result of the Trustees' breaches of their duties, the Trust and EVD made and continue to make unlawful payments of Asset-Based Compensation to broker-dealers in connection with Trust shares held in brokerage accounts. These unlawful payments constitute a *per se* waste of Trust assets, causing harm to the Trust and its shareholders. In addition, the Trustees' failure to enforce the Advisers Act has caused, and continues to cause, shareholders to be deprived of the investor protections and benefits of advisory accounts that they are entitled to as a matter of law.

Based on the foregoing, Jeffrey Wiener demands that the Board of Trustees:

1. Cause the Trust to cease funding or permitting payments of Asset-Based Compensation to broker-dealers in connection with shares of the Trust held in brokerage accounts in the United States, and terminate or reform all distribution plans and distribution agreements by which the Trust funds or permits such unlawful payments.

2. Take all reasonable and necessary steps, including litigation, to restore to the Trust all payments of Asset-Based Compensation to broker-dealers in connection with shares of the Trust held in brokerage accounts in the United States, including but not limited to obtaining recovery from present and former Trustees of the Trust and/or EVD.

We respectfully request a response to this demand within 60 days. If a satisfactory response is not received, we intend to commence a derivative action on behalf of the Trust against EVD and present and former Trustees of the Trust.

Sincerely,

Michael C. Spencer

EXHIBIT 2

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Philip H. Newman
617.570.1558
pnewman@
goodwinprocter.com

Goodwin Procter LLP
Counselors at Law
Exchange Place
Boston, MA 02109
T: 617.570.1000
F: 617.523.1231

<u>**VIA E-MAIL**</u>
<u>**VIA OVERNIGHT DELIVERY**</u>

February 8, 2010

Michael C. Spencer
Milberg LLP
One Pennsylvania Plaza
New York, NY 10119

Re: <u>Eaton Vance Municipals Trust</u>

Dear Mr. Spencer:

I am writing at the direction of the Board of Trustees (the "Board") of Eaton Vance Municipals Trust (the "Trust") in response to your letter to the Board dated September 17, 2009 (the "Demand Letter"). On behalf of Mr. Jeffrey Wiener, a holder of Class C shares of the Eaton Vance National Municipals Fund (the "Fund"), a portfolio series of the Trust, you have demanded that the Board take immediate action to (i) cause the Trust to cease funding and permitting the payment of ongoing non-transactional asset-based compensation to broker-dealers in connection with Trust shares held in brokerage accounts in the United States and (ii) take all necessary and reasonable steps to restore to the Trust all such past payments. Among other things, you assert in the Demand Letter that these payments result in violations of law. As discussed in greater detail below, the Board has considered these matters thoroughly and has determined, in the exercise of its reasonable business judgment, that the payments identified in the Demand Letter do not result in violations of law and that it would not be in the best interests of the Trust or its shareholders to take the actions identified in the Demand Letter.

<u>**Evaluation Process**</u>

The Demand Letter was received by officers of the Trust on September 21, 2009 and formally presented to the Board at the regularly scheduled meeting of the Board held on October 19, 2008. At that meeting, the Board authorized and directed the Compliance Reports and Regulatory Matters Committee of the Board (the "CRRMC") to consider the matters set forth in the Demand Letter and report its recommendations to those Trustees of the Board who are not "interested persons" of the Trust ("Independent Trustees"), within the meaning of the Investment Company Act of 1940, as amended (the "1940 Act"), and then to the full Board. The CRRMC is particularly well-qualified to evaluate the matters identified in the Demand Letter, being comprised of two distinguished professors of law and an experienced wealth management executive, all of whom are Independent Trustees.[1]

[1] We have included as Exhibit A to this letter information regarding the qualifications and experience of the Independent Trustees, including the members of the CRRMC.

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The CRRMC, with participation by other Independent Trustees, conducted a thorough review and analysis of the substantive issues of law and other matters identified in the Demand Letter. During the evaluation process, the members of the CRRMC and other Independent Trustees were advised with respect to matters of law by Goodwin Procter LLP, independent legal counsel to the Independent Trustees, and Morgan Lewis & Bockius LLP, special independent legal counsel to the Independent Trustees with respect to this matter. As part of this process, the CRRMC reviewed the Trust's Rule 12b-1 plans of distribution for the Class A, Class B and Class C shares of the Trust and the related contractual arrangements involving the Trust, Eaton Vance Distributors, Inc., the principal underwriter of the Trust ("EVD"), and broker-dealers with whom EVD has entered into contracts for the sale and servicing of shares of the Trust. The CRRMC specifically considered whether any of the payments pursuant to the Rule 12b-1 plans or contractual arrangements involve violations of law. In addition, the CRRMC considered whether the actions identified in the Demand Letter would be consistent with the best interests of the Trust and its shareholders based on, among other things, an analysis of the potential costs and benefits associated with taking such actions.

Upon completion of its evaluation of these matters, the CRRMC concluded that the foregoing payments do not constitute violations of law and that it would not be in the best interests of the Trust or its shareholders to pursue the actions identified in the Demand Letter. At the meeting of the Board held on February 8, 2010, the CRRMC presented its recommendations, including the basis for such recommendations, first to the Independent Trustees (without any representatives from EVD or its affiliated companies present), and then to the full Board. Based upon the recommendation of the CRRMC, the Board (including all of the Independent Trustees voting separately) voted to accept the recommendation of the CRRMC and reject the demands set forth in the Demand Letter.[2]

Set forth below is a more detailed explanation of the principal reasons for the CRRMC's recommendation and the Board's determination to reject the demands set forth in the Demand Letter.

<u>Meaning of the Term "Special Compensation"</u>

At the request of the CRRMC, counsel to the Independent Trustees conducted an exhaustive analysis of the meaning of the term "special compensation", as such term is used in Section 202(a)(11)(C) of the Investment Advisers Act of 1940, as amended (the "Advisers Act"). Based on that analysis, the Board concluded that the term refers to compensation (regardless of the form) paid to a broker that is directly attributable to or specifically for the broker providing "investment advice" (*i.e.*, a "clearly definable charge" for investment advice). The Board concluded that whether a particular fee arrangement constitutes "special compensation" is an

[2] When the Board voted on these matters, Mr. Thomas Faust, the sole member of the Board who is not an Independent Trustee, abstained.

Case 1:10-cv-10515-DPW Document 1-2 Filed 03/26/10 Page 4 of 9

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inherently factual matter requiring consideration of a variety of relevant factors, as further described below.

At the request of the CRRMC, counsel for the Independent Trustees specifically considered the impact, if any, of SEC v. Financial Planning Association, 482 F.3d 481 (D.C. Cir. 2007) ("*Financial Planning*") on the meaning of the term "special compensation", as used in Section 202(a)(11)(C) of the Advisers Act. The Board concluded that the holding of *Financial Planning* is narrower than the description of the decision presented in the Demand Letter. Specifically, the Board concluded that *Financial Planning* stands for the proposition the SEC lacked authority under Section 202(a)(11)(F) and Section 211(a) of the Advisers Act to adopt Rule 202(a)(11)-1 and that, notwithstanding assertions to the contrary in the Demand Letter, the court in *Financial Planning* did not determine, explicitly or implicitly, that Rule 12b-1 fees or any other particular form of "asset-based compensation" constitutes "special compensation" for purposes of Section 202(a)(11)(C) in all instances.

In reaching these conclusions regarding the scope of the holding in *Financial Planning*, the Board was persuaded, among other things, by the long-standing interpretations of the meaning of the term "special compensation" in other contexts by courts and the SEC, including at least two court cases decided subsequent to *Financial Planning*[3]. In this regard, the Board noted, among other things, that the court in *Financial Planning* favorably embraced the views of the SEC dating to 1940 that "charges directly related to giving investment advice would be special compensation".

The Board's views regarding the scope of the holding in *Financial Planning* were also influenced by the lack of any evidence in the record that the treatment of Rule 12b-1 fees for purposes of Section 202(a)(11)(C) was an issue presented to the court in *Financial Planning* or that the court in *Financial Planning* intended to provide guidance to the SEC or the mutual fund or brokerage industries regarding this issue. It is highly unreasonable to think the court, if it had intended to address this issue, would have ignored, without as much as a single comment, more than 25 years of regulatory action involving, among other things, the adoption of Rule 12b-1, approval of revisions to Rule 2830 of the NASD Conduct Rules to govern asset-based sales charges and approval of other SEC rules specifically designed to facilitate the use of Rule 12b-1 fees to finance alternatives to the traditional front-end sales load. Similarly, if the interpretation of *Financial Planning* set forth in the Demand Letter were correct, it is highly unreasonable to think that the SEC and FINRA, the regulatory authorities charged with responsibility for overseeing the regulation of mutual funds and broker-dealers, would have failed to take any action to put these industries on notice of such interpretation subsequent to *Financial Planning*. For all of these reasons, the Board concluded that the decision in *Financial Planning* cannot be fairly interpreted as having the legal effect identified in the Demand Letter.

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[3] *See* The Luzerne County Retirement Board v. Makowski, 627 F. Supp. 2d 506 (M.D. Pa. 2007); and Thomas v. Metro. Life Ins. Co., CIV-07-0121-F, 2009 Dist LEXIS 78014(W.D. Okla. Aug. 31, 2009)

Case 1:10-cv-10515-DPW Document 1-2 Filed 03/26/10 Page 5 of 9

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Factual Analysis

As noted above, the Board concluded that whether a particular compensation arrangement constitutes "special compensation" is inherently an issue of fact requiring consideration of a variety of relevant factors. Accordingly, the Board examined the various types of "asset-based compensation" paid to EVD under the Rule 12b-1 plans and distribution agreement and the payments by EVD to brokers under various selling agreements and marketing support agreements. The Board separately examined the (i) "distribution fees" payable by the Trust under the Rule 12b-1 plans, (ii) the "service fees" payable by the Trust under the Rule 12b-1 plans and (iii) the payments by EVD to brokers under the marketing support agreements.

The Board noted that the Rule 12b-1 plans are integral to the operation of the multiple class structure of the Trust and that the payments under the Rule 12b-1 plans are designed to facilitate the distribution and servicing of shares of the Trust through different distribution channels by providing investors with alternative methods of purchasing and holding shares. The Board noted that shares of each Class entitle the holders to substantially the same rights and preferences, except that shares of each Class may differ with respect to (i) the front-end and/or back-end sales loads, if any, charged in connection with the purchase and/or redemption of shares and (ii) the fees payable under the Rule 12b-1 plan, if any, adopted for a particular Class, which expenses are allocated exclusively to such Class. Based on its review and analysis of these arrangements, including the purposes of the Rule 12b-1 plans and the multiple class structure of the Trust (including the Board's prior determinations in approving such arrangements), the treatment of the arrangements in other related contexts (including for purposes of compliance with Rule 2830 of the NASD Conduct Rules), the terms of the contracts among the parties (including references in the contracts to specific services for which payments are made) and the reasonable expectations of the parties with respect to these arrangements, the Board determined that none of the payments is directly attributable to or specifically for the provision of investment advice.

The Board determined that the amounts payable as "distribution fees" are fundamentally a substitute for the amounts that would otherwise be paid by a customer as a traditional front-end sales load and, as such, represent compensation for the sale of shares of the Trust (as opposed to compensation for investment advice). Such amounts are paid either (i) as reimbursement to EVD for its payment to the underlying broker at the time of sale of shares (in the case of Class B shares and Class C shares in the first year) or (ii) as compensation over time to such broker for the sale of Class C shares (beginning one year after the sale of such shares). The Board noted that the distribution fees payable under the Rule 12b-1 plans are subject to the limitations of Rule 2830 of the NASD Conduct Rules applicable to "asset-based sales charges", which is designed to create reasonable equivalence between the amounts payable as "distribution fees" and the amounts customers would otherwise pay in the form of a traditional front-end sales load. Accordingly, the Board concluded that the "distribution fees" are not attributable to or specifically for the provision of investment advice.

GOODWIN | PROCTER

With respect to the "service fees" payable under the Rule 12b-1 plans, the Board noted that the Rule 12b-1 plans refer to the definition of this term in Rule 2830 of the NASD Conduct Rules, which defines the term to mean "payments by an investment company for personal service and/or account maintenance of shareholder accounts." The Board noted that neither the Rule 12b-1 plans nor Rule 2830 contains any reference to "investment advice". In addition, the Board considered the various "personal services" routinely provided by brokers to their customers, as shareholders of the Trust. The Board noted that brokers make available to their customers, as shareholders, a broad range of personal services (not including investment advice), such as providing assistance in obtaining documents and other information about the Trust and its shares (including tax information), processing orders for additional purchases, redemptions and exchanges of shares, processing changes in elections for the reinvestment of dividends and capital gains, transferring record ownership of shares, changing addresses of record, providing signature guarantees and establishing IRAs, SEPs and similar accounts. Accordingly, the Board concluded that the "service fees" are not attributable to or specifically for the provision of investment advice.

Although the Trust is not a party to and is not responsible for the payment of any amounts under the various marketing support agreements between EVD and the selling brokers, the Board separately considered the purposes of these payments on the assumption that a portion of the Rule 12b-1 fees paid to EVD might be used by EVD indirectly to finance these payments. The Board considered the fact that the payments by EVD to the brokers under these marketing support agreements are designed to compensate the brokers for services provided to EVD, which services facilitate EVD's efforts to educate underlying sales representatives of the brokers about the Trust and promote the marketing and sale of shares of the Trust. The Board found no evidence that any portion of the fees payable under these agreements is compensation for providing investment advice to customers of the brokers.

After having examined these various types of "asset based compensation" paid to EVD and the selling brokers, the Board determined that such fees are not directly attributable to or specifically for the delivery of investment advice. Accordingly, the Board concluded that none of the payments constitutes "special compensation" for purposes of Section 202(a)(11)(C) of the Advisers Act.

Duties of the Board under Rule 38a-1

With the assistance of counsel to the Independent Trustees, the Board considered the scope of its duties under Rule 38a-1 with respect to those activities identified in the Demand Letter that are alleged to constitute "violations of law." For the reasons identified above, the Board concluded that the payments to EVD and the selling brokers do not constitute "special compensation" and, therefore, that there is no evidence to suggest that the policies and procedures of the Trust and its service providers are inadequate to prevent such alleged violations of law.

Among other things, the Board noted that EVD is a limited purpose broker that deals predominantly with other broker-dealers. The Board noted that EVD does not maintain

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traditional "brokerage accounts" for customers and does not provide investment advice to shareholders or prospective shareholders of the Trust. In fact, EVD has developed specific policies and supervisory procedures and training programs that prohibit (and are reasonably designed to prevent) employees of EVD from delivering investment advice to any shareholder or prospective shareholder of the Trust. Furthermore, in its agreements with selling brokers, EVD obtains assurances from the selling brokers that they comply with applicable laws, which would include their obligations under the Advisers Act, to the extent applicable.

Waste of Trust Assets

The Board also considered and rejected as unfounded the allegations in the Demand Letter that the payments under the Rule 12b-1 plans constitute "waste" of the Trust's assets. To begin with, for the reasons discussed above, the Board concluded that the payments under the Rule 12b-1 plans do not constitute "special compensation" under the Advisers Act and do not constitute violations of law. Moreover, consistent with the requirements of Rule 12b-1, the Board, including a majority of the Independent Trustees, have annually approved the continuation each of the Trust's Rule 12b-1 plans based on a determination there is a reasonable likelihood the Rule 12b-1 plans will benefit the Trust and its shareholders. In light of these specific findings, it follows that the payments do not constitute "waste" of Trust assets under applicable law.

Additional Considerations

The Board recognized that many of the assertions in the Demand Letter present issues of first impression and, therefore, that the conclusions reached regarding the law and facts may not be free from doubt. Accordingly, the Board also considered the relative costs and benefits associated with taking any or all of the actions identified in the Demand Letter, including asserting claims in litigation against EVD and the selling brokers.

The Board considered the amount of the potential recoveries from these claims and future savings from the cessation of payments under the Rule 12b-1 plans. For the many reasons identified above, the Board determined that the likelihood of prevailing in asserting the claims identified in the Demand Letter is extremely remote. Moreover, the Board noted that, in light of the absence of any judicial or regulatory pronouncements questioning the appropriateness of the compensation arrangements in respect of which the claims would be made, there is a material risk that, even if the Trust were to prevail in asserting such claims, a court, applying principles of equity, might refuse to order the disgorgement of payments from EVD and the selling brokers, which would minimize the financial benefits of pursuing such claims.

The Board also considered a variety of tangible and intangible costs associated with pursuing the claims identified in the Demand Letter, which costs were weighed against the pecuniary benefits described above (discounted to reflect the remote possibility of realizing such benefits). Among other things, the Board considered the out-of-pocket costs that would be incurred by the Trust during prolonged litigation, as well as the diversion of human resources in pursuing such claims.

GOODWIN | PROCTER

In addition, the Board considered the significant harm to the Trust and its shareholders that would result from portfolio disruption, which would likely occur were the Board to pursue these claims. In this regard, the Board noted that, in the absence of any court or regulatory pronouncement requiring different action while such claims are pending, brokers would likely refuse to establish "advisory accounts" for customers owning shares of the Trust and that, faced with a refusal by the Trust to continue making the payments contemplated under the Rule 12b-1 plans and various agreements among the parties, these brokers would encourage their customers to redeem shares of the Trust and/or exchange their shares of the Trust for shares of similar mutual funds offered by others in the industry, thereby causing the Trust to lose assets to the detriment of the remaining shareholders.

Based on these additional considerations, the Board determined that the costs associated with pursuing these claims far outweigh the pecuniary benefits that could reasonably be expected to result from pursuing such claims. Accordingly, the Board concluded that it would not be in the best interests of the Trust or its shareholders to take the actions identified in the Demand Letter.

Conclusion

For all of the reasons discussed above, in the exercise of its reasonable business judgment, the Board (including all of the Independent Trustees voting separately) determined that the payments identified in the Demand Letter do not result in violations of law and that it would not be in the best interests of the Trust or its shareholders to take the actions identified in the Demand Letter. Accordingly, the Board (including all of the Independent Trustees voting separately) voted to reject the demands and directed me to deliver this letter to you in response to the Demand Letter.

* * *

We trust that this letter is fully responsive to the Demand Letter. If you would like any additional information regarding these matters, please do not hesitate to call the undersigned.

Sincerely,

Philip H. Newman

cc: Board of Trustees of Eaton Vance Municipals Trust

LIBC/3757510.7

Exhibit A

Independent Trustees of Eaton Vance Municipals Trust

Name	Principal Occupation(s) During Past Five Years and Other Experience
Benjamin C. Esty	Roy and Elizabeth Simmons Professor of Business Administration and Finance Unit Head, Harvard University Graduate School of Business Administration.
Allen R. Freedman	Private Investor and Consultant. Director, Assurant, Inc. (insurance provider) and Stonemor Partners (owner/operator of cemeteries); Formerly, a Director of Loring Ward International (fund distributor) (2005-2007). Formerly, Chairman and a Director of Indus International, Inc. (provider of enterprise management software to the power generating industry) (2005-2007). Formerly, Chairman (2002-2004) and a Director (1983-2004) of Systems & Computer Technology Corp. (provider of software to higher education).
William H. Park	Vice Chairman, Commercial Industrial Finance Corp. (specialty finance company) (since 2006). Formerly, President and Chief Executive Officer, Prizm Capital Management, LLC (investment management firm) (2002-2005). Formerly, Executive Vice President and Chief Financial Officer, United Asset Management Corporation (a holding company owning institutional investment management firms) (1982-2001). Formerly, Senior Manager, Comprehensive Service Practice, PricewaterhouseCoopers (formerly Price Waterhouse) (an independent registered public accounting firm) (1972-1981).
Ronald A. Pearlman*	Professor of Law, Georgetown University Law Center. Formerly, Chief of Staff, Joint Committee on Taxation, U.S. Congress (1988-1990). Formerly, Deputy Assistant Secretary (Tax Policy) and Assistant Secretary (Tax Policy), U.S. Department of the Treasury (1983-1985).
Helen Frame Peters	Professor of Finance, Carroll School of Management, Boston College. Adjunct Professor of Finance, Peking University, Beijing, China (since 2005). Director, BJ's Wholesale Club, Inc. (wholesale club retailer). Formerly, Chief Investment Officer, Fixed Income, Scudder Kemper Investments (investment management firm) (1998-1999). Formerly, Chief Investment Officer, Equity and Fixed Income, Colonial Management Associates (investment management firm) (1991-1998).
Heidi L. Steiger*	Managing Partner, Topridge Associates LLC (global wealth management firm) (since 2008); Advisory Director, Berkshire Capital Securities LLC (private investment banking firm) (since 2009); Senior Adviser (since 2008), President (2005-2008), Lowenhaupt Global Advisors, LLC (global wealth management firm). Formerly, President and Contributing Editor, Worth Magazine (2004-2005). Formerly, Executive Vice President and Global Head of Private Asset Management (and various other positions), Neuberger Berman (investment firm) (1986-2004).
Lynn A. Stout*	Paul Hastings Professor of Corporate and Securities Law (since 2006) and Professor of Law (2001-2006), University of California at Los Angeles School of Law.
Ralph F. Verni**	Consultant and private investor. Formerly, Director, First Pioneer Farm Credit Corp. (2002-2006) and W.P. Carey, LLC (1998-2004). Formerly, Chairperson, State Research Mutual Funds (1992-2000). Formerly, President and Chief Executive Officer, State Street Management & Research (1992-2000). Formerly, Chief Investment Officer (1982-1992), Chief Financial Officer (1988-1990) and Director (1982-1992), New England Life. Formerly, Chairperson, New England Mutual Funds (1982-1992).

* Member of the Compliance Reports and Regulatory Matters Committee

** Chairman of the Board